EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MASSACHUSETTS 02116

March 13, 2007

James O’Connor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

RE:       Evergreen Equity Trust, File Nos. 811-08413 and 333-140495

            (the “Registrant”)

Dear Mr. O'Connor:

This letter supplements the correspondence filing made on behalf of the Registrant on March 7, 2007 (Accession No. 0000907244-07-000206) which provided responses to oral comments provided by you and Sheila Stout regarding the above Registrant’s filing on Form N-14AE, filed on February 7, 2007, regarding the proposed merger of Evergreen Large Cap Value Fund (“Large Cap Value Fund”) into Evergreen Intrinsic Value Fund (“Intrinsic Value Fund”) (each a “Fund” and together the “Funds”) (Accession No. 0000907244-07-000135).   At the request of Ms. Stout, we are withdrawing our response to Comment #14 included in such correspondence and replacing it with the following:

Comment:       You asked us to explain why an unaudited schedule of investments, statement of assets and liabilities and statement of operations as of December 31, 2006 for Intrinsic Value Fund was included in the filing.

Response:       As of the time of the filing, since Intrinsic Value Fund had not completed a full semi-annual period, the information included in the Expense Tables for Intrinsic Value Fund and Intrinsic Value Fund Pro Forma in the prospectus/proxy statement was prepared in consultation with the Staff of the Commission and as of December 31, 2006, the most recent practicable date prior to the filing.  The unaudited schedule of investments, statement of assets and liabilities and statement of operations were included to support this information included in the prospectus/proxy statement.

_______________________________________

At your request, we make the following representations to you:

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund’s filing became automatically effective on March 9, 2006 and we have filed a post-effective amendment to the Registration Statement pursuant to Rule 485(b) on March 13, 2007.

Please feel free to call me at 617-210-3676 with questions or comments.  Thank you.

                                                                                    Sincerely,

                                                                                    /s/ Catherine F. Kennedy

                                                                                    Catherine F. Kennedy, Esq.

                                                                                    Legal Department

                                                                                    Evergreen Investments

cc:        Timothy Diggins, Esq.

              Ropes & Gray LLP